MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2018

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2018 Second Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and six months ended June 30, 2018, and the audited consolidated financial statements for the year ended December 31, 2017, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 9, 2018 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México and is pursuing the development of its existing mineral property assets and acquiring new assets. During the quarter ended June 30, 2018, the Company owned and operated seven producing silver mines: the San Dimas Silver/Gold Mine, Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 3

2018 SECOND QUARTER HIGHLIGHTS

Key Performance Metrics	2018-Q2	2018-Q1	Change Q2 vs Q1	2017-Q2	Change Q2 vs Q2	2018-YTD	2017-YTD	Change
Operational
Ore Processed / Tonnes Milled	851,349	809,775	5%	691,833	23%	1,661,124	1,514,170	10%
Silver Ounces Produced	2,756,263	2,167,030	27%	2,287,188	21%	4,923,292	4,996,166	(1%)
Silver Equivalent Ounces Produced	5,137,318	3,879,678	32%	3,888,944	32%	9,016,996	8,156,294	11%
Cash Costs per Ounce (1)	$7.59	$7.83	(3%)	$7.01	8%	$7.70	$6.63	16%
All-in Sustaining Cost per Ounce (1)	$16.43	$16.01	3%	$14.17	16%	$16.25	$12.92	26%
Total Production Cost per Tonne (1)	$61.04	$46.88	30%	$51.53	18%	$54.14	$47.83	13%
Average Realized Silver Price per Ounce (1)	$16.74	$16.76	0%	$17.17	(3%)	$16.75	$17.37	(4%)

Financial (in $millions)
Revenues	$79.7	$58.6	36%	$60.1	33%	$138.3	$129.2	7%
Mine Operating (Loss) Earnings	($2.3)	($0.4)	(445%)	$1.4	(264%)	($2.7)	$11.4	(124%)
Impairment of non-current assets	$31.7	$0.0	100%	$0.0	100%	$31.7	$0.0	100%
Net (Loss) Earnings	($40.0)	($5.6)	(616%)	$1.4	(2,935%)	($45.6)	$4.1	(1,204%)
Operating Cash Flows before Working Capital and Taxes	$14.2	$15.6	(9%)	$18.0	(21%)	$29.9	$44.6	(33%)
Cash and Cash Equivalents	$109.2	$249.2	(56%)	$126.9	(14%)	$109.2	$126.9	(14%)
Working Capital (1)	$141.4	$235.6	(40%)	$130.9	8%	$141.4	$130.9	8%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.22)	($0.03)	(555%)	$0.01	(2,685%)	($0.26)	$0.03	(1,150%)
Adjusted EPS (1)	($0.07)	($0.06)	(8%)	($0.02)	(197%)	($0.13)	$0.00	(25,524%)
Cash Flow per Share (1)	$0.08	$0.09	(17%)	$0.11	(28%)	$0.17	$0.27	(36%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 38 to 44 for a reconciliation of non-GAAP to GAAP measures.

Second Quarter Production Summary	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	85,765	228,054	237,862	123,642	65,879	74,431	35,715	851,349
Silver Ounces Produced	808,923	535,015	325,603	360,862	167,591	419,815	138,454	2,756,263
Silver Equivalent Ounces Produced	1,698,382	1,407,880	327,458	605,826	323,714	524,843	249,214	5,137,318
Cash Costs per Ounce	$0.24	$1.39	$23.05	$10.42	$18.01	$9.68	$12.89	$7.59
All-in Sustaining Cost per Ounce	$5.41	$6.60	$30.81	$16.39	$32.08	$12.49	$18.11	$16.43
Total Production Cost per Tonne	$148.91	$55.97	$31.09	$49.10	$69.23	$72.77	$83.68	$61.04

Corporate Developments

•
On May 10, 2018, the Company completed its acquisition of all of the issued and outstanding common shares of Primero Mining Corp. ("Primero") for a total consideration of $187.0 million in common shares of First Majestic. With the acquisition, First Majestic has integrated a large, world-class, silver and gold mine into its portfolio of operating mines. The San Dimas mine, becoming First Majestic's seventh mine in Mexico, will result in significant growth in our production profile with an estimated doubling of silver equivalent ounces produced.

•
In connection with the plan of arrangement, the Company has restructured the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. ("WPM"). Pursuant to the New Stream Agreement, WPM will be entitled to receive 25% of the gold production and 25% of the silver production converted to gold equivalent at a fixed exchange ratio of 70:1 at San Dimas in exchange for ongoing payments equal to the lesser of US$600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the agreement ("New Stream Agreement"). The New

First Majestic Silver Corp. 2018 Second Quarter Report	Page 4

Stream Agreement provides for a number of value creation opportunities with alignment between silver and gold production and increased post-stream cash flow at San Dimas.

•
During the 52 days since being acquired by First Majestic, San Dimas made an immediate impact to First Majestic's production profile and bottom line by producing 808,923 ounces of silver or 1,698,382 ounces of silver equivalents while generating mine operating earnings of $5.1 million.

•
During the quarter, First Majestic has also entered into a $75.0 million senior secured revolving credit facility, which will mature on its third anniversary date in May 2021. Interest will accrue at LIBOR plus an applicable range dependent on certain financial parameters of First Majestic. Proceeds from the credit facility were used primarily to repay and close First Majestic's pre-existing debt facilities as well as the $30.2 million revolving credit facility assumed from the Primero acquisition.

•	See more details of the arrangement agreement in connection with the acquisition of Primero in the "Acquisition of Primero" section below.

Operational

•
In the second quarter, the Company's production from its seven operating mines reached a new Company record. Total silver equivalents production increased by 32% to 5,137,318 ounces while silver production increased 27% to 2,756,263 ounces compared to the previous quarter. The increase in production was primarily due to the addition of the San Dimas Silver/Gold mine.

•
Total ore processed during the quarter amounted to 851,349 tonnes, representing a 5% increase compared to the previous quarter. The increase in tonnes compared to the prior quarter was primarily due to the addition of San Dimas production, offset by a 17% decrease in throughput at Del Toro and a 14% decrease at La Encantada.

•
Consolidated silver grades in the quarter averaged 127 g/t compared to 111 g/t in the previous quarter. The 14% increase in silver grades was primarily the result of the addition of 52 days of production from San Dimas, which had average silver head grades of 307 g/t.

•
Consolidated silver recoveries averaged 79%, representing a 5% increase compared to the previous quarter. The Company expects further improvements in recoveries with the anticipated installation and commissioning of the microbubble flotation columns at La Parrilla in the third quarter of 2018, followed by Del Toro in the first quarter of 2019.

•
Cash cost per ounce in the quarter was $7.59, a decrease of 3% or $0.24 per ounce compared to the previous quarter. Cash cost per ounce was lower than the previous quarter primarily due to the addition of San Dimas, which was producing at a cash cost of $0.24 per ounce, partially offset by higher cash costs at La Encantada and Del Toro due to lower production.

•
All-in sustaining cost per ounce (“AISC”) in the second quarter was $16.43, an increase of 3% or $0.42 per ounce compared to the previous quarter, primarily attributed to higher general and administrative expenses and sustaining capital expenditures pursuant to the integration of San Dimas. AISC per ounce was also higher due to lower production from La Encantada and Del Toro.

•
The Company's underground development in the second quarter consisted of 17,838 metres, reflecting a 20% increase compared to 14,914 metres completed in the previous quarter. Additional development contractors were brought in during the second quarter at La Encantada and Del Toro to focus on increasing development rates to support expanding production in the coming quarters. Development remains focused on opening new production areas, exploring high potential zones and new stope preparation.

•
During the quarter, up to 29 diamond drill rigs were active across the Company’s properties. A total of 298 drill holes were completed for a total of 73,899 metres on the seven producing assets as well as the Plomosas Silver Project, representing a 65% increase in drilled metres compared to the previous quarter. Primary exploration activities focused on replacement deposits at the Quebradillas mine and the epithermal vein system at Cerro de Santiago at La Parrilla, exploring extensions of the main Santa Elena vein, vein splays of Santa Elena and at the Ermitaño-West project at Santa Elena, exploring Santa Jessica, Santa Regina and Alexa veins in the Central block and Sinaloa Graben at San Dimas and exploring vein mineralization at the San Juan mine at the Plomosas Silver Project.

Financial

•
Generated revenues of $79.7 million in the quarter, an increase of 33% compared to $60.1 million in the second quarter of 2017 primarily due to a 43% increase in silver equivalent ounces sold, partially offset by a 3% decrease in average realized silver price compared to the same quarter of the prior year.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 5

•
The Company recognized a mine operating loss of $2.3 million compared to mine operating earnings of $1.4 million in the second quarter of 2017. Despite the addition of San Dimas, which contributed $5.1 million in mine operating earnings during its 52 days of operations under First Majestic management, consolidated mine operating earnings underperformed the previous year due to decline in production from Del Toro and La Encantada.

•
The Company recorded an impairment charge of $31.7 million, or $20.5 million net of tax, on the non-current assets of La Guitarra Silver Mine pursuant to management's decision to place the mine on care and maintenance effective August 3, 2018.

•
Adjusted net loss for the quarter was $11.8 million (adjusted loss per share of $0.07), after excluding non-cash and non-recurring items including impairment of non-current assets, share-based payments, gain or loss from marketable securities, deferred income tax recovery or expense and acquisition costs (see "Adjusted EPS" on page 43).

•
The Company generated a net loss of $40.0 million (loss per share of $0.22) compared to net earnings of $1.4 million (EPS of $0.01) in the second quarter of 2017, primarily due to $31.7 million impairment of non-current assets, a decrease in mine operating earnings, acquisition costs and higher financing costs associated with convertible debentures issued in the first quarter of 2018.

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $14.2 million ($0.08 per share) compared to $18.0 million ($0.11 per share) in the second quarter of 2017.

ACQUISITION OF PRIMERO MINING CORP.

Description of the Transaction
On May 10, 2018, First Majestic completed the acquisition of all of the issued and outstanding common shares (the "Arrangement") of Primero Mining Corp. pursuant to the terms and conditions of an arrangement agreement (the “Arrangement Agreement”) between First Majestic and Primero dated January 11, 2018. Under the terms of the Arrangement Agreement, First Majestic issued an aggregate of 6,418,594 common shares to Primero shareholders, on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

The Arrangement also provided for the issuance by First Majestic of an aggregate of 221,908 replacement stock options (the "Replacement Options") to the holders of outstanding Primero stock options, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement, all existing warrants of Primero also became exercisable to acquire First Majestic shares at exercise prices adjusted by the Exchange Ratio ("Replacement Warrants"). After the effective date of the Arrangement, such warrants are exercisable for an aggregate of 366,124 common shares of the Company. The fair value of the Replacement Options and Replacement Warrants, determined using a Black-Scholes valuation model, resulted in a nominal value as the exercise prices of the options and warrants are significantly out-of-the-money based on the Exchange Ratio and underlying share price.

With this transaction, First Majestic added the San Dimas Silver/Gold Mine as the Company’s seventh producing asset in Mexico. San Dimas is an operating silver-gold mine, located approximately 130 km northwest of Durango, Durango State, Mexico. The mine is accessible via a 40 minute flight from Durango to the mine’s airstrip. The operation consists of an underground mine with a 2,500 tpd milling capacity.

Concurrently and in connection and as part of the Arrangement, First Majestic terminated the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. and its subsidiary, Wheaton Precious Metals International Ltd. (“WPMI”), relating to the San Dimas Mine and entered into a new precious metal purchase agreement with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of First Majestic. Pursuant to the New Stream Agreement, WPMI is entitled to receive 25% of the gold production and 25% of the silver production (delivered in gold based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the New Stream Agreement. As part of the restructuring of the stream agreement, WPMI received 20,914,590 common shares of First Majestic with an aggregate fair market value of approximately $143.1 million based on the closing price of First Majestic common shares on May 9, 2018 of $6.84. The final common share purchase consideration was determined based on the closing market price of First Majestic’s common shares on the day before the closing date of the Arrangement.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 6

Financing and Settlement of Primero Debt Facilities
To fund the repayment of the Primero Debentures, amounts outstanding under Primero's existing revolving credit facility and other costs related to the closing of the Arrangement, the Company raised cash through the following debt financing arrangements:

•
$156.5 million unsecured senior convertible debentures (the “Notes”) issued on January 29, 2018 and February 15, 2018, respectively, the proceeds of which were used primarily for repayment of the Debentures, other costs related to the closing of the Arrangement and general working capital purposes. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum. The Notes are convertible into common shares of the Company at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. Proceeds from the Notes were primarily used to pay out all outstanding amounts of Primero's $75.8 million of convertible debentures.

•
A $75.0 million senior secured revolving term credit facility (the “New Credit Facility”) which was used to replace an existing First Majestic credit facility and the prior credit facility of Primero. The New Credit Facility will mature on the third anniversary date but can be prepaid in advance of such date. Interest will accrue at LIBOR plus an applicable range which is dependent on certain financial parameters of First Majestic.

Consideration and Purchase Price Allocation
Total consideration for the acquisition was valued at $187.0 million on the acquisition date. The preliminary purchase price allocation, which is subject to final adjustments, is estimated as follows:

Total Consideration
6,418,594 First Majestic shares to Primero shareholders at $6.84 (CAD$8.80) per share	$43,903
20,914,590 First Majestic shares to WPM at $6.84 (CAD$8.80) per share	143,056
$186,959

Allocation of Purchase Price
Cash and cash equivalents	3,871
Value added taxes receivable	27,508
Inventories	15,628
Mining interests	178,183
Property, plant and equipment	122,815
Deposit on non-current assets	60
Non-current income taxes receivable	19,342
Other working capital items	(23,792)
Income taxes payable	(2,888)
Debt facilities	(106,110)
Decommissioning liabilities	(4,095)
Other non-current liabilities	(4,678)
Deferred tax liabilities	(38,885)
Net assets acquired	$186,959

Total transaction costs of $4.9 million related to the acquisition were expensed during the period.

As at the acquisition date, Primero Empresa Minera S.A. de C.V., the subsidiary that owns 100% of the San Dimas Silver/Gold Mine, has available non-capital tax loss carryforwards of $47.1 million.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 7

2018 SECOND HALF PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for 2018. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances. The production outlook and cost guidance includes the acquisition of Primero as announced on May 10, 2018.
Following the transformational acquisition of the San Dimas operation, the Company will be implementing various cost saving programs and operational modifications in order to improve profitability across its portfolio of assets. The Company has revised its annual production guidance to incorporate the following operational adjustments:

1.
The addition of approximately 3.7 to 4.0 million ounces of silver (or 7.1 to 7.7 million silver equivalent ounces) of production in 2018 from San Dimas. On an annualized rate, production at San Dimas is projected to be 5.8 to 6.4 million ounces of silver (or 10.8 to 12.0 million silver equivalent ounces).

2.
Increased silver grades at Santa Elena to 94 g/t compared to the previous estimate of 89 g/t, due to mine sequencing into areas of the mine with higher silver grades and lower gold grades. Blended gold grades from the heap leach pad together with fresh underground ore are expected to average 1.5 g/t for the full year compared to 1.7 g/t which was achieved in the first half of the 2018.

3.
Reduction of head grades at La Encantada to 110 g/t, from previous estimates of 150 g/t, due to a delay in accessing higher grade material from sub-level caving at the San Javier and La Prieta breccias. The slight production delay was due to difficult ground conditions affecting drilling and support in the cave initiation and have since been resolved. Grades and tonnage from these two areas are expected to increase in the second half of 2018 and improve silver production. In addition, initial production from the new roaster is now scheduled to begin at the end of August, previous start-up guidance was March, and ramping up to commercial production by the end of the year. The delays with the roaster and accessing higher grade ounces from sub-level caving resulted in approximately a 1.0 million ounce deferral in annual silver production at La Encantada compared to the original guidance.

4.
Reduction in throughput at Del Toro in the second half of the year to 800 tpd due to decreased development rates in the San Juan and Dolores mines. In addition, silver recoveries are now planned at 67% compared to 78% due to a higher volume of transitional ore being processed through the flotation circuit. The microbubble flotation cells which are planned to be installed in the first quarter of 2019 are expected to improve these recoveries.

5.
Following an extensive review of the La Guitarra operation, the Company has decided to place the mine and mill under care and maintenance and review strategic options including the potential sale of the operation. The decision to place the operation under care and maintenance on August 3rd. The reallocation of capital and resources to projects that have better economics and internal rates of return such as the newly acquired San Dimas operation are taking priority. The Company will continue with current permitting activities and remediation programs to prepare the operation for a potential reopening in the future, subject to a sufficient improvement in the economic situation to justify a restart of the operation.

As a result of these operational modifications, our 2018 annual silver production has been increased to an estimated range of 12.0 to 13.2 million ounces, or 20.5 to 22.6 million silver equivalent ounces. This compares to the previous annual production guidance of 10.6 to 11.8 million ounces of silver, or 15.7 to 17.5 million silver equivalent ounces.

The Company is also providing guidance for the second half of 2018 on a mine-by-mine basis below. Cash cost and AISC guidance are shown per payable silver ounce. Metal price and foreign currency assumptions for calculating silver equivalent ounces were unchanged compared to the previous guidance: silver: $16.50/oz, gold: $1,250/oz, lead: $1.10/lb, zinc: $1.40/lb, MXN:USD 19:1.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 8

Guidance for Second Half of 2018

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
San Dimas	2.9 - 3.2	5.4 - 6.0	2.71 - 3.74	7.12 - 8.64
Santa Elena	1.2 - 1.3	2.4 - 2.7	5.70 - 6.67	9.52 - 10.63
La Encantada	1.4 - 1.6	1.4 - 1.6	11.74 - 12.52	15.47 - 16.58
La Parrilla	0.7 - 0.8	1.2 - 1.3	8.65 - 9.29	14.71 - 15.76
Del Toro	0.4 - 0.5	0.8 - 0.9	10.74 - 12.08	21.61 - 24.20
San Martin	0.9 - 1.0	1.0 - 1.2	8.60 - 9.30	11.83 - 12.82
La Guitarra(1)	0.0	0.1	15.15 - 16.29	29.63 - 31.70
Consolidated	7.6 - 8.4	12.4 - 13.8	$6.63 - $7.54	$13.28 - $14.84

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $1.99 to $2.22 per payable silver ounce.
(1) Effective August 3, 2018, the La Guitarra Silver Mine has been placed on care and maintenance.

In the second half of 2018, the Company expects silver production to range between 7.6 - 8.4 million ounces, representing a 55% to 71% increase when compared to 4.9 million silver ounces produced in the first half of 2018. Additionally, total production is now expected to range between 12.4 - 13.8 million silver equivalent ounces in the second half of 2018, representing a 38% to 53% increase when compared to 9.0 million silver equivalent ounces produced in the first half of 2018.

A mine-by-mine breakdown of the revised full year 2018 production guidance is included in the table below and assumes the same metal prices and foreign currency assumptions as stated previously.

Guidance for Full Year of 2018

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
San Dimas	3.7 - 4.0	7.1 - 7.7	2.88 - 3.66	6.99 - 8.19
Santa Elena	2.1 - 2.3	5.0 - 5.6	2.48 - 3.03	7.28 - 8.18
La Encantada	2.1 - 2.3	2.1 - 2.4	14.25 - 14.79	18.52 - 19.47
La Parrilla	1.4 - 1.5	2.3 - 2.5	9.67 - 10.08	15.77 - 16.70
Del Toro	0.7 - 0.8	1.5 - 1.6	12.16 - 12.91	22.25 - 24.15
San Martin	1.7 - 1.9	2.0 - 2.2	8.61 - 9.00	11.53 - 12.20
La Guitarra	0.3	0.5	11.17 - 11.45	20.28 - 21.38
Consolidated	12.0 - 13.2	20.5 - 22.6	$7.18 - $7.75	$14.53 - $15.83
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.42 to $2.69 per payable silver ounce.

Annual cash costs are now expected to be within the range of $7.18 to $7.75 per ounce, compared to the previous guidance of $8.30 to $9.09 per ounce, primarily due to the addition of the low-cost San Dimas operation. In addition, annual all-in sustaining costs are now expected to be within a range of $14.53 to $15.83 per ounce, compared to the previous guidance of $15.21 to $16.56 per ounce.

Revised Capital Budget
The Company has updated its 2018 capital budget to include the San Dimas operation as well as the reallocation of capital for development and exploration across its operations. As a result, total capital investments for 2018 are now estimated at $148.7 million, consisting of $64.8 million for sustaining requirements and $83.9 million for expansionary projects. This represents a 19% increase compared to the original 2018 capital budget of $125.4 million primarily due to the inclusion of the San Dimas operation and additional investments related to corporate projects. The revised budget includes $59.2 million to be spent on underground development, $35.6 million towards property, plant and equipment, $27.4 million in exploration and $26.5 million towards corporate projects including mill automation and HIG mill technology.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 9

On a mine-by-mine basis, capital expenditures in the second half of 2018 are comprised of the following:

Capital Budget ($millions)	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other(1)	Total
Mining Interest	$16.6	$9.8	$4.0	$6.4	$4.8	$3.9	$2.2	$2.5	$50.2
Property Plant and Equipment	5.8	1.6	7.1	2.5	3.1	2.0	0.4	24.2	46.7
Total	$22.4	$11.4	$11.1	$8.9	$7.9	$5.9	$2.6	$26.7	$96.9

Revised capital expenditures for 2018 on an annual basis are comprised of the following:

Revised 2018 Capital Budget ($millions)	Sustaining	Expansionary	Total
Underground Development	$32.8	$26.4	$59.2
Exploration	4.4	23.0	27.4
Property, Plant and Equipment	23.9	11.7	35.6
Corporate Projects(1)	3.5	23.0	26.5
Total	$64.8	$83.9	$148.7

Revised 2018 capital budget allocated by mine as follows:

($millions)	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other(1)	Total
Sustaining
Mining Interest	$11.9	$6.9	$3.5	$5.1	$5.4	$2.3	$2.2	$—	$37.3
Property Plant and Equipment	5.8	3.7	5.9	3.1	2.1	2.9	0.5	3.5	27.5
Total	$17.7	$10.6	$9.4	$8.2	$7.5	$5.2	$2.7	$3.5	$64.8
Expansionary
Mining Interest	$8.2	$10.6	$4.8	$6.6	$4.3	$5.4	$4.1	$5.4	$49.4
Property Plant and Equipment	1.0	0.5	5.1	0.8	2.7	—	1.1	23.3	34.5
Total	$9.2	$11.1	$9.9	$7.4	$7.0	$5.4	$5.2	$28.7	$83.9
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
(1) Strategic transformation projects to be allocated to operations upon completion and projects

In the first half of 2018, the Company completed 32,752 metres of underground development and 118,726 metres of exploration drilling. Under the revised 2018 budget, the Company is now expecting to complete a total of 76,700 metres of underground development, representing a 6% increase compared the original budget of 72,477 metres. In addition, the Company is now planning to complete a total of 203,500 metres of exploration drilling in 2018, representing an 11% increase compared to the original budget of 183,000 metres, primarily due the addition of 33,400 metres of exploration drilling planned at San Dimas.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 10

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2018		2017				2016
PRODUCTION HIGHLIGHTS	Q2(1)	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore processed/tonnes milled
San Dimas	85,765	—	—	—	—	—	—	—
Santa Elena	228,054	223,498	232,575	232,662	232,451	230,050	257,771	241,996
La Encantada	237,862	276,191	198,845	212,092	148,039	266,510	235,039	247,858
La Parrilla	123,642	125,114	138,124	132,389	132,880	140,592	153,309	147,414
Del Toro	65,879	79,769	56,753	60,501	81,843	79,108	82,767	86,646
San Martin	74,431	75,374	72,503	69,113	67,073	69,563	76,848	75,228
La Guitarra	35,715	29,829	37,885	23,896	29,547	36,514	38,422	39,092
Consolidated	851,349	809,775	736,684	730,652	691,833	822,336	844,155	838,233
Silver equivalent ounces produced
San Dimas	1,698,382	—	—	—	—	—	—	—
Santa Elena	1,407,880	1,543,776	1,653,941	1,503,376	1,399,940	1,369,875	1,470,612	1,430,506
La Encantada	327,458	452,420	489,071	610,307	375,563	708,959	569,504	687,841
La Parrilla	605,826	615,541	643,799	612,116	593,852	667,431	699,497	739,026
Del Toro	323,714	437,743	369,992	472,804	712,714	682,219	680,802	707,524
San Martin	524,843	574,838	617,879	604,686	577,598	522,672	573,349	562,096
La Guitarra	249,214	255,359	290,654	182,986	229,276	316,195	386,713	397,627
Consolidated	5,137,318	3,879,678	4,065,336	3,986,274	3,888,944	4,267,350	4,380,477	4,524,619
Silver ounces produced
San Dimas	808,923	—	—	—	—	—	—	—
Santa Elena	535,015	521,784	582,789	560,054	557,914	581,425	660,207	671,423
La Encantada	325,603	449,522	486,514	609,138	374,901	707,479	567,930	685,478
La Parrilla	360,862	337,332	401,090	424,358	425,060	479,875	497,466	547,913
Del Toro	167,591	236,478	185,695	233,015	365,323	340,958	343,894	446,137
San Martin	419,815	483,740	514,678	471,893	425,645	410,082	510,423	500,441
La Guitarra	138,454	138,173	166,698	117,504	138,345	189,159	239,788	263,235
Consolidated	2,756,263	2,167,030	2,337,463	2,415,962	2,287,188	2,708,978	2,819,708	3,114,627
Cash cost per ounce
San Dimas	$0.24	—	—	—	—	—	—	—
Santa Elena	$1.39	($4.74)	($6.93)	($0.18)	$1.24	($0.12)	($1.43)	($0.81)
La Encantada	$23.05	$16.93	$15.23	$12.47	$13.59	$10.83	$13.87	$11.20
La Parrilla	$10.42	$11.02	$11.21	$12.26	$11.15	$9.96	$10.22	$7.70
Del Toro	$18.01	$13.66	$12.53	$6.41	$3.99	$2.64	$2.80	$3.41
San Martin	$9.68	$8.04	$7.55	$7.11	$5.43	$6.42	$6.94	$7.05
La Guitarra	$12.89	$7.97	$11.20	$19.02	$12.65	$6.36	$7.74	$6.93
Consolidated	$7.59	$7.83	$6.76	$8.15	$7.01	$6.31	$6.49	$5.84
All-in sustaining cost per ounce
San Dimas	$5.41	—	—	—	—	—	—	—
Santa Elena	$6.60	($0.17)	($2.01)	$3.08	$5.02	$2.95	$1.64	$1.82
La Encantada	$30.81	$20.97	$19.20	$14.98	$17.95	$12.07	$16.53	$12.81
La Parrilla	$16.39	$17.66	$15.28	$18.85	$17.12	$13.86	$15.34	$10.65
Del Toro	$32.08	$20.61	$25.48	$12.92	$7.93	$7.95	$8.43	$6.01
San Martin	$12.49	$9.98	$9.73	$10.03	$7.53	$8.66	$10.01	$9.92
La Guitarra	$18.11	$15.76	$17.77	$31.55	$19.51	$11.83	$15.99	$13.60
Consolidated	$16.43	$16.01	$14.13	$15.36	$14.17	$11.85	$12.90	$10.52
Production cost per tonne
San Dimas	$148.91	—	—	—	—	—	—	—
Santa Elena	$55.97	$54.31	$47.13	$55.65	$54.44	$52.90	$37.57	$44.75
La Encantada	$31.09	$27.00	$36.42	$34.77	$33.65	$27.92	$32.96	$30.18
La Parrilla	$49.10	$48.12	$48.00	$50.75	$44.54	$43.22	$41.92	$41.20
Del Toro	$69.23	$58.12	$72.77	$71.80	$57.16	$51.58	$52.45	$48.15
San Martin	$72.77	$68.06	$73.14	$76.81	$69.37	$61.28	$56.70	$59.39
La Guitarra	$83.68	$86.50	$83.61	$120.09	$93.49	$75.33	$78.31	$79.68
Consolidated	$61.04	$46.88	$50.81	$54.15	$51.53	$44.72	$42.13	$43.11
1) San Dimas production was from the period May 10, 2018 to June 30, 2018, or 52 days.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 11

Operating Results – Consolidated Operations

CONSOLIDATED	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q2 vs Q1	Change '18 vs '17

Ore processed/tonnes milled	851,349	809,775	1,661,124	1,514,170	5%	10%
Average silver grade (g/t)	127	111	119	133	14%	(11%)
Average gold grade (g/t)	0.99	0.66	0.83	0.68	50%	22%
Average lead grade (g/t)	1.61	1.77	1.69	2.51	(9%)	(33%)
Average zinc grade (g/t)	0.61	0.69	0.65	0.42	(12%)	55%
Silver recovery (%)	79%	75%	77%	77%	5%	0%
Gold recovery (%)	94%	93%	93%	92%	1%	1%
Lead recovery (%)	64%	62%	63%	70%	3%	(10%)
Zinc recovery (%)	60%	57%	58%	48%	5%	21%

Production
Silver ounces produced	2,756,263	2,167,030	4,923,292	4,996,166	27%	(1%)
Gold ounces produced	25,449	15,887	41,336	30,233	60%	37%
Pounds of lead produced	3,949,410	4,448,378	8,397,788	15,079,301	(11%)	(44%)
Pounds of zinc produced	1,382,760	1,611,699	2,994,459	1,732,535	(14%)	73%
Total production - ounces silver equivalent	5,137,318	3,879,678	9,016,996	8,156,294	32%	11%

Cost
Cash cost per ounce	$7.59	$7.83	$7.70	6.63	(3%)	16%
All-In sustaining costs per ounce	$16.43	$16.01	$16.25	12.92	3%	26%
Total production cost per tonne	$61.04	$46.88	$54.14	47.83	30%	13%

Underground development (m)	17,838	14,914	32,752	28,692	20%	14%
Diamond drilling (m)	73,899	44,827	118,726	58,070	65%	104%

Production

Total production for the quarter was 5,137,318 silver equivalent ounces, consisting of 2,756,263 ounces of silver, 25,449 ounces of gold, 3,949,410 pounds of lead and 1,382,760 pounds of zinc. The increase in production was primarily due to the addition of the San Dimas Silver/Gold mine, which contributed 52 days of production or 808,923 ounces of silver and 1,698,382 ounces of silver equivalents production during the quarter. The increase in production was partially offset by decreases of 28% and 26% in silver equivalents production at La Encantada and Del Toro, respectively.

Total ore processed during the quarter at the Company's seven operating silver mines: San Dimas, Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 851,349 tonnes, representing a 5% increase compared to the previous quarter. The increase in tonnes compared to the prior quarter was primarily due to the addition of San Dimas production, offset by a 17% decrease in throughput at Del Toro and a 14% decrease at La Encantada, respectively, due to metallurgical challenges of ore bodies in current operating areas.

Consolidated silver grades in the quarter averaged 127 g/t compared to 111 g/t in the previous quarter. The 14% increase in silver grades was primarily the result of the addition of 52 days of production from San Dimas, which had average silver head grades of 307 g/t.

Consolidated silver recoveries in the quarter averaged 79%, a 5% increase compared to the previous quarter. The Company expects further improvements in recoveries with the anticipated installation and commissioning of the microbubble flotation columns at La Parrilla in the third quarter of 2018, followed by Del Toro in the first quarter of 2019. In addition, delivery and installation of the High Intensity Grinding (“HIG”) mills at Santa Elena and San Dimas are planned for October and November, respectively, followed by commissioning over the following quarter. The benefits of this new technology, most notably higher recoveries and lower operating costs, are expected to be realized after completing ramp up to commercial production in the first half of 2019.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 12

Cash Cost per Ounce

Cash cost per ounce for the quarter was $7.59 per payable ounce of silver, a decrease of 3% from $7.83 per ounce in the first quarter of 2018. Cash cost per ounce was lower than the previous quarter primarily due to the addition of San Dimas, which was producing at a cash cost of $0.24 per ounce, offset by higher cash cost per ounce incurred at La Encantada and Del Toro due to declines in production.

All-In Sustaining Cost per Ounce

AISC in the second quarter was $16.43, an increase of 3% or $0.42 per ounce compared to the previous quarter, primarily attributed to higher general and administrative expenses and sustaining capital expenditures pursuant to the acquisition of Primero and the integration of San Dimas into the Company's portfolio. AISC per ounce was also higher due to lower production from La Encantada and Del Toro.

Development and Exploration

The Company's underground development in the second quarter consisted of 17,838 metres, comparable to 14,914 metres completed in the previous quarter. Additional development contractors were brought in during the second quarter at La Encantada and Del Toro to focus on increasing development rates to increase production in the coming quarters. Development remains focused on opening new production areas, exploring high potential zones and new stope preparation.

During the quarter, up to 29 diamond drill rigs were active across the Company’s properties. A total of 298 drill holes were completed for a total of 73,899 metres on the seven producing assets as well as the Plomosas Silver Project, representing a 65% increase in drilled metres compared to 44,827 metres in the prior quarter. Primary exploration activities focused on replacement deposits at the Quebradillas mine and the epithermal vein system at Cerro de Santiago at La Parrilla, exploring extensions of the main Santa Elena vein, vein splays of Santa Elena and at the Ermitaño-West project at Santa Elena, exploring Santa Jessica, Santa Regina and Alexa veins in the Central block and Sinaloa Graben at San Dimas and exploring vein mineralization at the San Juan mine at the Plomosas Silver Project.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 13

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and contains 71,867 hectares of mining claims located in the state of Durango, Mexico. San Dimas is one of the country’s most prominent silver and gold mines as well as the largest producing underground mine in the state of Durango, with over 250 years of operating history. First Majestic acquired the San Dimas mine with the acquisition of Primero Mining Corp. in May 2018. The San Dimas operation involves processing ore from an underground mine with a 2,500 tpd capacity milling operation. The mine is accessible via a 40 minute flight from Durango to the mine’s airstrip. The Company owns 100% of the San Dimas mine.

San Dimas	2018-Q2

Total ore processed/tonnes milled	85,765
Average silver grade (g/t)	307
Average gold grade (g/t)	4.3
Silver recovery (%)	96%
Gold recovery (%)	97%

Production
Silver ounces produced	808,923
Gold ounces produced	11,348
Total production - ounces silver equivalent	1,698,382

Cost
Cash cost per ounce	$0.24
All-In sustaining costs per ounce	$5.41
Total production cost per tonne	$148.91

Underground development (m)	2,481
Diamond drilling (m)	10,522

On May 10, 2018, First Majestic completed the acquisition of Primero which added the San Dimas Silver/Gold Mine as the Company’s seventh producing asset in Mexico. During the 52 days after acquiring San Dimas, the operation produced 808,923 silver ounces of silver and 11,348 ounces of gold for a total production of 1,698,382 silver equivalent ounces. The mill processed a total of 85,765 tonnes with average silver and gold grades of 307 g/t and 4.3 g/t, respectively, during the quarter.

Cash cost in the second quarter was $0.24 per payable silver ounce, primarily attributed to high by-product credits from its gold production which accounts for approximately half of the mine's total production. AISC in the quarter was $5.41 per ounce.

As part of the acquisition of Primero, First Majestic renegotiated San Dimas' streaming agreement with WPM which is entitled to receive 25% of the gold production and 25% of the silver production (delivered in gold based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold ounce delivered, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of six months. The New Stream Agreement enables the operation to generate more significant cash flows and First Majestic to deploy capital towards exploration and underground development in areas of the mine that were previously deemed uneconomic. During the three and six months ended June 30, 2018, the Company has delivered a total of 3,738 ounces of gold to WPM at $600 per ounce under the New Stream plus 452,197 ounces of silver at $4.30 per ounce, which were opening inventory acquired from Primero on the acquisition date which were covered under the old stream.

A total of 2,481 metres of underground development was completed by First Majestic in the second quarter.

Six drill rigs completed 22 drill holes for a total of 10,522 metres of exploration drilling during the quarter with a primary focus around Santa Jessica, Santa Regina and Alexa veins in the Central block and Sinaloa Graben.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 14

Since the acquisition announcement in January 2018, First Majestic has been developing a long-term mine and mill automation plan for the future of the operation. The Company has identified numerous projects that will be implemented over the next 12 to 18 months intended to improve production costs at the mine and processing plant, including:

1)	Implementation of High Intensity Grinding technology

2)	Lime automation and pH control

3)	Upgrading the tailings filtration plant

4)	Modernization of the Merrill-Crowe and smelting operations

5)	Installation of the third counter-current decantation tank

6)	Estimated 40% reduction in dilution and reductions in costs associated with standard ground support

7)	Pillar recoveries from Tayoltita, Santa Rita and Noche Buena mines
In the second half of the 2018, production rates at San Dimas are expected to average 1,700 tpd with estimated average silver and gold grades of 345 g/t and 3.9 g/t, respectively. It should be noted that many of the anticipated benefits from these mine and mill modifications are not yet reflected in the forecasted operating results above and are expected to take several operating quarters to materialize.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 15

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions over a total of 101,772 hectares. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q2 vs Q1	Change '18 vs '17

Total ore processed/tonnes milled	228,054	223,498	451,553	462,501	2%	(2%)
Underground tonnes
Tonnes milled	128,200	124,827	253,028	279,027	3%	(9%)
Average silver grade (g/t)	120	124	122	112	(3%)	9%
Average gold grade (g/t)	2.3	2.9	2.6	2.2	(21%)	18%
Heap leach tonnes
Tonnes milled	99,854	98,671	198,525	183,473	1%	8%
Average silver grade (g/t)	36	32	34	45	13%	(24%)
Average gold grade (g/t)	0.7	0.6	0.6	0.7	17%	(14%)
Silver recovery (%)	87%	87%	87%	89%	0%	(2%)
Gold recovery (%)	95%	95%	95%	95%	0%	0%

Production
Silver ounces produced	535,015	521,784	1,056,799	1,139,339	3%	(7%)
Gold ounces produced	11,040	12,887	23,927	22,784	(14%)	5%
Total production - ounces silver equivalent	1,407,880	1,543,776	2,951,656	2,769,815	(9%)	7%

Cost
Cash cost per ounce	$1.39	($4.74)	($1.64)	$0.55	(129%)	(398%)
All-In sustaining costs per ounce	$6.60	($0.17)	$3.25	$3.96	(3,982%)	(18%)
Total production cost per tonne	$55.97	$54.31	$55.15	$53.68	3%	3%

Underground development (m)	2,926	3,030	5,956	5,469	(3%)	9%
Diamond drilling (m)	10,717	7,097	17,814	6,338	51%	181%

During the second quarter, Santa Elena produced 535,015 silver ounces and 11,040 ounces of gold for a total production of 1,407,880 silver equivalent ounces, reflecting a decrease of 9% compared to the prior quarter due to lower gold grades in current operating areas.

The mill processed a total of 228,054 tonnes during the quarter, consisting of 128,200 tonnes of underground ore and 99,854 tonnes from the above ground heap leach pad representing a 2% increase compared to the prior quarter.

Silver and gold grades from underground ore averaged 120 g/t and 2.3 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 36 g/t and 0.7 g/t, respectively, during the quarter. The Company expects to improve recoveries at Santa Elena with the installation of the HIG mill planned for October followed by commissioning over the following quarter.

Cash cost in the second quarter was $1.39 per payable silver ounce compared to negative $4.74 per payable silver ounce in the previous quarter. Cash cost per ounce was higher primarily due to decrease in gold by-product credits, which were impacted by a 21% decrease in gold head grades during the quarter, which was anticipated due to mine sequencing.

AISC in the second quarter was $6.60 per ounce compared to negative $0.17 per ounce in the previous quarter. The increase was mainly attributed to increase in cash costs.

A total of 2,926 metres of underground development was completed in the second quarter compared to 3,030 metres of development in the previous quarter.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 16

Four drill rigs completed 35 drill holes for a total of 10,717 metres of exploration during the quarter compared to 7,097 metres of drilling in the previous quarter. Primary exploration activities focused on exploring extensions of the main Santa Elena vein, particularly continuation to the west and at depth to the east, vein splays of Santa Elena and at the Ermitaño-West project at Santa Elena. Surface drilling was conducted on the Ermitaño and Cumobabi properties to explore the Ermitaño West, Aitana and San Judas veins respectively. Three drill-holes were drilled at San Judas and nine drill-holes at Ermitaño West during the second quarter. Hole EW-18-15 intercepted Ermitaño vein with 15.0 metres (ETT) and hole EW-18-20 intercepted Ermitaño vein with 24 metres (ETT); assays were not available for these holes at the time of this release.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from leach pad and a designated area of its underground operations over the life of mine to Sandstorm. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase commencing in April 2018) and the prevailing market price. During the quarter ended June 30, 2018 the Company delivered to Sandstorm 2,154 ounces of gold.

The Santa Elena mine is comprised of five groups of major concessions totaling 101,772 hectares, including Santa Elena, Ermitaño, El Gachi, Los Hernandez and Cumobabi.

The Company has an option agreement with Evrim Resources Corp. ("Evrim") to earn 100% of the Ermitaño Project by paying $75,000 upon signing the agreement and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year (all of which have been fulfilled), and by delivering a production notice by January 10, 2019, at which time Evrim will retain a 2% net smelter royalty ("NSR"). The Company has completed all of the payment and exploration expenditure requirements under the option agreement and has delivered the production notice as required and accordingly has met all of the requirements to exercise the option. Evrim has improperly refused to give effect to the exercise of the option and the Company has therefore commenced arbitration proceedings against Evrim during the first quarter of 2018. Evrim and First Majestic are currently in negotiations for a settlement, which is expected to be reached by the third quarter of 2018.

In December 2016, the Company entered into an option agreement with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions to the north of the Santa Elena mine. In exchange, First Majestic has agreed: to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR on the related concessions, and to pay $1.4 million in cash, of which $0.3 million was paid, $0.2 million is due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 17

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q2 vs Q1	Change '18 vs '17

Total ore processed/tonnes milled	123,642	125,114	248,756	273,472	(1%)	(9%)
Cyanidation
Tonnes milled	52,871	49,260	102,131	112,740	7%	(9%)
Average silver grade (g/t)	105	125	114	134	(16%)	(15%)
Average gold grade (g/t)	0.13	0.14	0.13	0.12	(7%)	8%
Silver recovery (%)	71%	71%	71%	71%	0%	0%
Gold recovery (%)	81%	81%	81%	79%	0%	3%
Flotation
Tonnes milled	70,771	75,854	146,625	160,732	(7%)	(9%)
Average silver grade (g/t)	131	105	118	128	25%	(8%)
Average lead grade (g/t)	1.4	1.3	1.4	1.3	8%	8%
Average zinc grade (g/t)	1.5	1.7	1.6	1.0	(12%)	60%
Silver recovery (%)	78%	77%	78%	81%	1%	(4%)
Lead recovery (%)	77%	73%	75%	76%	5%	(1%)
Zinc recovery (%)	60%	57%	58%	48%	5%	21%

Production
Silver ounces produced	360,862	337,332	698,193	904,935	7%	(23%)
Gold ounces produced	235	247	482	465	(5%)	4%
Pounds of lead produced	1,653,868	1,606,332	3,260,200	3,459,096	3%	(6%)
Pounds of zinc produced	1,382,760	1,611,699	2,994,459	1,732,535	(14%)	73%
Total production - ounces silver equivalent	605,826	615,541	1,221,367	1,261,284	(2%)	(3%)

Cost
Cash cost per ounce	$10.42	$11.02	$10.71	$10.52	(5%)	2%
All-In sustaining costs per ounce	$16.39	$17.67	$17.00	$15.39	(7%)	10%
Total production cost per tonne	$49.10	$48.12	$48.61	$43.87	2%	11%

Underground development (m)	2,761	3,254	6,015	6,060	(15%)	(1%)
Diamond drilling (m)	10,444	8,358	18,801	11,236	25%	67%

In the second quarter, total production from the La Parrilla mine was 605,826 silver equivalent ounces, a decrease of 2% compared to 615,541 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 70,771 tonnes (778 tpd) with an average silver grade of 131 g/t and a 78% recovery while the cyanidation circuit processed 52,871 tonnes (581 tpd) with an average silver grade of 105 g/t and a 71% recovery for total production of 605,826 silver equivalent ounces.

During the quarter, the lead circuit processed ore with an average lead grade of 1.4 g/t with recoveries of 77% for a total lead production of 1,653,868 pounds, representing a 3% increase compared to the previous quarter. The zinc circuit processed an average zinc grade of 1.5 g/t with recoveries of 60% for a total zinc production of 1,382,760 pounds, representing a 14% decrease compared to the previous quarter.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 18

Cash cost in the first quarter was $10.42 per ounce, a decrease of 5% compared to $11.02 per ounce in the previous quarter. AISC per ounce in the quarter was $16.39, a decrease of 7% or $1.28 compared to the previous quarter. The decreases in cash cost and AISC per ounce were primarily attributed to 7% increase in silver produced.

During the quarter, a total of 2,761 metres of underground development was completed compared to 3,254 metres in the previous quarter. The mine is in the process of changing its development contractor in order to improve development rates.

Five drill rigs completed 41 drill holes for 10,444 metres of exploration drilling in the quarter compared to 8,358 metres of diamond drilling in the first quarter of 2018. Primary exploration activities focused on replacement deposits at the Quebradillas mine and the epithermal vein system at Cerro de Santiago at La Parrilla. The most significant results were obtained at Quebradillas 460-Replacement where hole ILP-Q-18-37 intercepted 6.5 metres of estimated true-thickness (ETT) and hole ILP-Q-18-61 intercepted 7.0 metres ETT.

Delivery and installation of the microbubble cells to La Parrilla is expected in the third quarter of 2018 followed by commissioning and ramp up to commercial production by year end. By using microbubble technology, the Company expects to achieve higher metallurgical recoveries in the treatment of sulphide ore within the flotation circuit at La Parrilla.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 19

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral rights and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q2 vs Q1	Change '18 vs '17

Ore processed/tonnes milled	237,862	276,191	514,053	414,549	(14%)	24%
Average silver grade (g/t)	83	85	84	131	(2%)	(36%)
Silver recovery (%)	51%	60%	56%	62%	(15%)	(10%)

Production
Silver ounces produced	325,603	449,522	775,125	1,082,380	(28%)	(28%)
Gold ounces produced	23	37	60	30	(38%)	100%
Total production - ounces silver equivalent	327,458	452,420	779,878	1,084,522	(28%)	(28%)

Cost
Cash cost per ounce	$23.05	$16.93	$19.50	$11.78	36%	66%
All-In sustaining costs per ounce	$30.81	$20.97	$25.11	$14.10	47%	78%
Total production cost per tonne	$31.09	$27.00	$28.89	$29.96	15%	(4%)

Underground development (m)	1,718	1,445	3,162	1,148	19%	175%
Diamond drilling (m)	7,020	4,574	11,593	5,704	53%	103%

For the quarter, silver production was 325,603 ounces, representing a 28% decrease from the previous quarter, primarily due to a 14% decrease in tonnes milled and a 15% decrease in silver recoveries compared to the prior quarter. The reduction in throughput was a decision made due to decrease of mined ore which contained impurities and clays that caused recovery problems in the plant.

Silver grades and recoveries during the quarter averaged 83 g/t and 51%, respectively. The San Javier breccia produced 27,500 tonnes with an average silver grade of 103 g/t. Silver grades began to show improvements starting in June as some of the existing ore extraction points passed through a low-grade column of ore and then began drawing from the higher grade column of ore above. Further grade improvements are expected in the second half of 2018 due to higher production rates from San Javier and the start-up of production at the La Prieta breccia.

The Company has revised its annual production guidance to incorporate operational adjustments which includes reduction of head grades at La Encantada to 110 g/t for the full year, from previous estimates of 150 g/t, due to a delay in accessing higher grade material from sub-level caving at the San Javier and La Prieta breccias. The production delay was due to difficult ground conditions affecting drilling and support in the cave initiation and have since been resolved. Grades and tonnages from these two areas are expected to increase in the second half of 2018 and improve silver production.

The roasting project advanced in the second quarter with the completion of the rotary kiln brick lining, grate cooler and thermal insulation of the tertiary air duct. At the end of June, approximately 87% of the project was completed. The coal pulverizing facility, motor control center and electrical wiring are to be completed by the end of July. Initial production from the roaster is estimated to begin in late August and ramp up to commercial production by the end of the year.

Cash cost per ounce for the quarter was $23.05 per ounce, an increase of 36% compared to $16.93 per ounce in the previous quarter, while AISC per ounce was $30.81 compared to $20.97 in the previous quarter. The increase in cash cost per ounce was primarily attributed to a 28% decrease in silver production related to caving and roaster delays, as total cash costs remained consistent compared to the previous quarter. AISC was also affected by increase in sustaining capital expenditures relating to

First Majestic Silver Corp. 2018 Second Quarter Report	Page 20

additional development contractors brought in during the second quarter to focus on increasing development rates to increase production of fresh ore in the coming quarters.

A total of 1,718 metres of underground development was completed in the second quarter compared to 1,445 metres in the first quarter of 2018.

Two drill rigs completed 41 drill holes for a total of 7,020 metres of exploration drilling during the second quarter compared to 4,574 metres in the previous quarter. The Company started drilling the El Conejo vein at the end of the second quarter and obtained significant results in drill-hole ILE-18-418 that intercepted 3.6 metres ETT with 196 g/t Ag and ILE-18-422 that intercepted 6.6 metres ETT. Drilling in the Buenos Aires vein also resulted in drill-hole ILE-18-422 intercepting 2.3 metres with 245 g/t Ag.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 21

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,132 hectares of mining claims and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q2 vs Q1	Change '18 vs '17

Ore processed/tonnes milled	65,879	79,769	145,648	160,951	(17%)	(10%)
Average silver grade (g/t)	117	133	126	168	(12%)	(25%)
Average lead grade (g/t)	2.7	2.9	2.8	4.8	(7%)	(42%)
Silver recovery (%)	68%	69%	69%	81%	(1%)	(15%)
Lead recovery (%)	58%	57%	57%	69%	2%	(17%)

Production
Silver ounces produced	167,591	236,478	404,070	706,282	(29%)	(43%)
Pounds of lead produced	2,295,542	2,842,046	5,137,588	11,620,205	(19%)	(56%)
Total production - ounces silver equivalent	323,714	437,743	761,458	1,394,933	(26%)	(45%)

Cost
Cash cost per ounce	$18.01	$13.66	$15.47	$3.34	32%	363%
All-In sustaining costs per ounce	$32.08	$20.61	$25.37	$7.94	56%	220%
Total production cost per tonne	$69.23	$58.12	$63.14	$54.41	19%	16%

Underground development (m)	3,044	2,836	5,880	5,932	7%	(1%)
Diamond drilling (m)	9,145	5,824	14,969	7,667	57%	95%

During the second quarter, the Del Toro mine produced a total of 323,714 silver equivalent ounces, a 26% decrease compared to 437,743 ounces produced in the previous quarter primarily due to a 17% decrease in throughput and a 12% decrease in silver grade.

The mill processed a total of 65,879 tonnes (724 tpd) during the quarter, a decrease of 17% compared to the previous quarter primarily due to decreased development rates in the San Juan and Dolores mines affected by reduced mechanical availability of jumbos as well as manpower issues for development miners. This has been addressed by the inclusion of a specialty mining contractor for the second half of the year. As a result, the Company has revised its guidance for Del Toro to incorporate operational adjustments which includes reduction in throughput at Del Toro in the second half of the year to 800 tpd. Meanwhile, the addition of the mining development contractor will improve throughput in the coming quarters.

Silver grades and recoveries during the quarter averaged 117 g/t and 68%, respectively. Recoveries in the quarter continued to be affected by the higher volume of transitional ore being processed through the flotation circuit, which has a presence of anglesite (lead-oxide) in the feed that is not floatable. The microbubble flotation cells which are planned to be installed in the first quarter of 2019 are expected to improve these recoveries.

During the quarter, lead grades and recoveries averaged 2.7 g/t and 58%, respectively, producing a total of 2,295,542 pounds of lead representing a 19% decrease compared to 2,842,046 pounds of lead in the previous quarter.

Cash cost per ounce for the quarter was $18.01, an increase of 32% compared to $13.66 per ounce in the previous quarter. The increase in cash cost per ounce was directly attributed to the 29% decrease in silver production. AISC in the quarter was $32.08 per ounce compared to $20.61 in the previous quarter, primarily due to a decrease in silver production as well as an increase in sustaining capital expenditures relating to additional development contractors brought in during the second quarter to focus on increasing development rates to increase production in the coming quarters.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 22

Underground development completed in the second quarter totaled 3,044 metres compared to 2,836 metres developed in the first quarter. Development in the quarter focused on opening production areas in the Dolores mine: the Purisima and Selma veins; in the San Juan mine access were completed to the Cuerpo 3 North and into the San Miguel vein. In Perseverancia mine, access to stope 17 was also completed during the quarter.

Three drill rigs completed 70 drill holes for a total of 9,145 metres of exploration drilling during the quarter compared to 5,824 metres of drilling in the previous quarter. Underground exploration efforts focused mainly in the Vania vein in the Dolores mine and in the San Juan mine exploring an extension of Cuerpo 2. Surface drilling was carried out in San Juan Mine to explore the Zaragoza and Huitron veins and in the Perseverancia area to explore the Carmen and Consuelo veins.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 23

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. San Martin has 31 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,517 hectares, including the application to acquire a new mining concession covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

SAN MARTIN	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q2 vs Q1	Change '18 vs '17

Ore processed/tonnes milled	74,431	75,374	149,806	136,636	(1%)	10%
Average silver grade (g/t)	203	234	218	227	(13%)	(4%)
Average gold grade (g/t)	0.6	0.5	0.6	0.9	20%	(33%)
Silver recovery (%)	87%	85%	86%	84%	2%	2%
Gold recovery (%)	87%	91%	89%	93%	(4%)	(4%)

Production
Silver ounces produced	419,815	483,740	903,555	835,727	(13%)	8%
Gold ounces produced	1,331	1,148	2,480	3,693	16%	(33%)
Total production - ounces silver equivalent	524,843	574,838	1,099,681	1,100,270	(9%)	0%

Cost
Cash cost per ounce	$9.68	$8.04	$8.81	$5.91	20%	49%
All-In sustaining costs per ounce	$12.49	$9.98	$11.15	$8.08	25%	38%
Total production cost per tonne	$72.77	$68.06	$70.40	$65.25	7%	8%

Underground development (m)	2,957	2,966	5,923	5,351	0%	11%
Diamond drilling (m)	9,781	4,928	14,709	11,487	98%	28%

During the quarter, San Martin produced 419,815 silver ounces and 1,331 ounces of gold for a total production of 524,843 silver equivalent ounces, a 9% decrease compared to the prior quarter. The decrease in production was primarily attributed to a 13% decrease in silver grades, partially offset by an increase in gold grades.

For the quarter, the San Martin mine processed a total of 74,431 tonnes, comparable to 75,374 tonnes in the previous quarter. Silver grades and recoveries averaged 203 g/t and 87%, respectively, while gold grades and recoveries averaged 0.6 g/t and 87%, respectively.

Cash cost per ounce was $9.68 in the quarter compared to $8.04 in the previous quarter. The increase in cash cost was primarily due to the 13% decrease in production, partially offset by higher by-product gold credits.

AISC per ounce in the quarter was $12.49 compared to $9.98 in the first quarter. The increase in AISC per ounce was attributed to higher cash costs as well as higher sustaining capital expenditures relating to equipment overhauls.

In the second quarter, a total of 2,957 metres of underground development was completed compared to 2,966 metres in the previous quarter. The mine focused development activities in preparing access to key production areas, in Hedionda and Rosario veins. The mine saw lower development rates due to some difficult ground conditions requiring additional ground support and slowing down the mining cycle. Different mining methods are being examined to determine if a change is required due to the continued poor ground conditions being encountered.

Three drill rigs completed 36 drill holes for a total of 9,781 metres of exploration drilling during the quarter compared to 4,928 metres of drilling in the previous quarter. At quarter end, two underground drill rigs were active at the San Martin property, focusing on upgrading and expanding resources in the Intermedia, Rosario and La Lima veins. Surface exploration drilling focused on the Pinalillo area exploring the Zuloaga vein extension and in the El Sauz area to explore the regional fault.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 24

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

LA GUITARRA	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q2 vs Q1	Change '18 vs '17

Ore processed/tonnes milled	35,715	29,829	65,544	66,061	20%	(1%)
Average silver grade (g/t)	154	187	169	200	(18%)	(16%)
Average gold grade (g/t)	1.5	1.9	1.7	2.0	(21%)	(15%)
Silver recovery (%)	78%	77%	78%	77%	1%	1%
Gold recovery (%)	79%	80%	80%	73%	(1%)	10%

Production
Silver ounces produced	138,454	138,173	276,627	327,504	0%	(16%)
Gold ounces produced	1,399	1,477	2,876	3,070	(5%)	(6%)
Total production - ounces silver equivalent	249,214	255,359	504,574	545,471	(2%)	(7%)

Cost
Cash cost per ounce	$12.89	$7.97	$10.43	$9.02	62%	16%
All-In sustaining costs per ounce	$18.11	$15.76	$16.94	$15.08	15%	12%
Total production cost per tonne	$83.68	$86.50	$84.96	$83.45	(3%)	2%

Underground development (m)	1,950	1,384	3,334	4,373	41%	(24%)
Diamond drilling (m)	7,613	5,806	13,420	10,508	31%	28%

Following an extensive review of the La Guitarra operation, the Company has decided to place the mine and mill under care and maintenance effective August 3, 2018 and review strategic options including the potential sale of the operation. Unfortunately, the reallocation of capital and resources to projects that have better economics and internal rates of return such as the newly acquired San Dimas operation are taking priority.  The Company will continue with current permitting activities and remediation programs to prepare the operation for a potential reopening in the future, subject to a sufficient improvement in the economic situation to justify a restart of the operation.

During the second quarter, La Guitarra produced a total of 249,214 silver equivalent ounces, consisting of 138,454 silver ounces and 1,399 gold ounces, a 2% decrease compared to the prior quarter.

For the quarter, the La Guitarra mine processed a total of 35,715 tonnes, an increase of 20% compared to 29,829 tonnes processed in the previous quarter. Silver grades and recoveries during the quarter averaged 154 g/t and 78%, respectively, while gold grades and recoveries averaged 1.5 g/t and 79%, respectively.

Cash cost in this quarter was $12.89 per ounce, a 62% increase compared to $7.97 per ounce in the previous quarter. The increase in cash cost per ounce was primarily attributed to increased throughput to compensate for lower silver and gold grades while total production cost per tonne remained relatively consistent compared to the prior quarter. AISC per ounce in the quarter was $18.11, an increase of 15% compared to the previous quarter due to higher cash costs.

During the second quarter, a total of 1,950 metres of development were completed compared to 1,384 metres of development in the previous quarter.

Three drill rigs completed 21 drill holes for a total of 7,613 metres of exploration drilling during the quarter compared to 5,806 metres of drilling during the previous quarter. Underground and surface drilling during the quarter was focused in the Nazareno area.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at La Guitarra. The total purchase price amounted to $5.4 million. As at June 30, 2018, the Company has paid the $0.2 million and has issued $4.7 million in common shares. The remaining balance of $0.5 million is due in September 2018 and can be settled by cash or common shares based on the Company’s five-day volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 25

DEVELOPMENT AND EXPLORATION PROJECTS AND PROPERTIES

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project consists of 18 mining concessions covering 8,514 hectares, which includes the adjacent Rosario and San Juan historic mines located in Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive historical underground development at the Rosario and San Juan mines will allow for easy access to mineralized zones and to accelerate exploration and development in the future.

The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. During the second quarter of 2018, three drill rigs were active on site and the Company completed 8,658 metres of diamond drilling at the Plomosas Silver Project, compared to 8,240 metres in the previous quarter. Surface exploration drilling during the second quarter focused on the San Juan mine area. Preliminary results shows positive hole intercepts at La Colorada vein at depth and at Plomositas vein.

The exploration program in 2018 includes 560 metres of crosscuts development to prepare underground drill stations for deeper exploration of the Plomositas vein at Plomosas north. The drilling and development programs are designed to provide geological and analytical data in order to prepare a NI 43-101 Technical Report with a maiden Resource Estimates and a Preliminary Economic Assessment in the second half of 2019.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,974 hectares, with estimated historical production of 230 million ounces of silver between 1773 and 1990. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”) largely residing or based outside of San Luis Potosi State, who placed an injunction on the constitutionality of the concessions given that the claims overlay a traditional pilgrimage route. In a related matter, local Ejido members placed an injunction to defend against attempts to create a biosphere reserve by constitutional decree that includes some mining concession areas of the La Luz Project near Real de Catorce, as that would prohibit them from engaging in many livelihood activities including mining. The Company is currently addressing these constitutional legal matters in the Mexican courts. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

La Joya Silver Project, Durango, México

The Company owns 100% of the La Joya Silver Project which is located 75 kilometres southeast of the city of Durango, Mexico and consists of 15 mining concessions covering 4,646 hectares. A Preliminary Economic Assessment for La Joya was previously published by SilverCrest Mines Inc. with an effective date of October 21, 2013, and was amended March 4, 2014.

Jalisco Group of Properties, Jalisco, México

The Company owns 100% of a group of mining claims totalling 5,103 hectares located in various mining districts located in Jalisco State, México.

Jimenez del Teul Properties, Zacatecas, Mexico

The Company owns 100% of the Jimenez del Teul Properties which are located 30 kilometres south of the Del Toro Silver Mine, in the state of Zacatecas, Mexico. These properties consist of 12 mining concessions covering 12,420 hectares. Some of the prospects known as Las Minitas, El Triangulo, La Luz and Reyna Victoria host low-scale historic mining operations.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 26

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended June 30, 2018 and 2017 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2018	2017	Variance %

Revenues	$79,687	$60,116	33%	(1)
Mine operating costs
Cost of sales	59,285	40,004	48%	(2)
Depletion, depreciation and amortization	22,706	18,707	21%	(3)
	81,991	58,711	40%

Mine operating (loss) earnings	(2,304)	1,405	(264)%	(4)

General and administrative expenses	5,201	4,477	16%	(5)
Share-based payments	2,247	2,169	4%
Impairment of non-current assets	31,660	—	100%	(6)
Acquisition costs	4,877	—	100%	(7)
Foreign exchange loss (gain)	285	(661)	(143)%
Operating loss	(46,574)	(4,580)	917%
Investment and other income	1,038	(1,100)	(194)%
Finance costs	(3,799)	(1,016)	274%	(8)
Loss before income taxes	(49,335)	(6,696)	637%
Current income tax expense	1,680	1,663	1%
Deferred income tax (recovery)	(10,982)	(9,771)	12%
Income tax (recovery)	(9,302)	(8,108)	15%	(9)
Net (loss) earnings for the period	($40,033)	$1,412	(2,935)%	(10)

(Loss) earnings per share (basic and diluted)	($0.22)	$0.01	(2,685)%	(10)

1.	Revenues in the quarter increased 33% compared to the same quarter of the previous year primarily attributed to:

•	a 43% increase in silver equivalent ounces sold compared to the second quarter of 2017, primarily attributed to the addition of 52 days of production from San Dimas; and

•
smelting and refining costs decreased from $3.2 million ($1.63 per ounce) to $2.0 million ($0.75 per ounce). The savings in smelting and refining costs per ounce were attributed to the lower smelting and refining rates renegotiated in July 2017, as well as lower per unit costs from doré production at San Dimas.

Partially offset by:

•	a 3% decrease in average realized silver price of $16.74 per ounce compared to $17.17 in the same quarter of the prior year; and

•
finished goods inventory acquired from Primero, consisting of 452,198 ounces of silver which, were sold by First Majestic under the old WPM stream agreement at $4.32 per ounce. Had these inventories been sold at spot market prices, the Company would have realized an additional $5.6 million in revenue.

2.	Cost of sales in the quarter increased 48% or $19.3 million compared to the same quarter of the previous year as a result of the following factors:

•	the addition of the San Dimas mine on May 10, 2018, which contributed $13.1 million to cost of sales during its 52 days of operations under First Majestic;

•	a $4.5 million increase in inventory changes, primarily due to $3.9 million of finished goods inventory acquired from Primero which were subsequently sold during the quarter; and

First Majestic Silver Corp. 2018 Second Quarter Report	Page 27

•	increase in energy costs compared to the second quarter of 2017, primarily due to an approximately 30% rate hike by Mexico's Federal Electricity Commission during the second quarter.

3.
Depletion, depreciation and amortization in the quarter increased $4.0 million or 21% compared to the same quarter of the previous year primarily as a result of the addition of the San Dimas mine, which incurred $4.2 million of depletion, depreciation and amortization during the quarter.

4.
Mine operating earnings during the quarter decreased by $3.7 million to mine operating loss of $2.3 million compared to the second quarter of 2017. In the first 52 days under management by First Majestic, Primero generated mine operating earnings of $5.1 million; however, this was offset by $2.6 million decrease in mine operating earnings at La Encantada and $2.6 million decrease in Del Toro, respectively.

5.
General and administrative expenses increased $0.7 million or 16% during the quarter compared to the same quarter of 2017, primarily attributed to incremental general and administrative costs absorbed from the acquisition of Primero. The Company expects these costs to reduce in the coming quarters as further synergies are achieved.

6.
As a result of management's decision to place the La Guitarra Silver Mine on care and maintenance effective August 3, 2018, the Company assessed the recoverable value of the mine and concluded that its carrying value had an estimated recoverable value below its carrying value. Consequently, the Company recognized an impairment loss of $31.7 million during the quarter.

7.	Acquisition costs of $4.9 million relates to due diligence costs and closing fees incurred in connection with the acquisition of Primero Mining Corp. which closed on May 10, 2018.

8.
Finance costs increased $2.8 million compared to the same quarter of the prior year, primarily attributed to $0.7 million in interest expense and $1.4 million in accretion expense related to the $156.5 million convertible debentures that the Company issued in the first quarter of 2018.

9.
During the quarter, the Company recorded a current income tax expense of $1.7 million and a deferred income tax recovery of $11.0 million, resulting in a net income tax recovery of $9.3 million compared to an income tax recovery of $8.1 million in the second quarter of 2017. The increase in income tax recovery in the quarter was primarily attributed to an $11.2 million deferred income tax recovery related to impairment of non-current assets.

10.	As a result of the foregoing, net loss for the quarter was $40.0 million (loss per share of $0.22) compared to net earnings of $1.4 million (EPS of $0.01) in the same quarter of the prior year.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 28

For the year to date period ended June 30, 2018 and 2017 (in thousands of dollars, except for per share amounts):

	Year to date	Year to date	Variance %
	2018	2017	'18 vs '17

Revenues	$138,280	$129,222	7%	(1)
Mine operating costs
Cost of sales	98,966	79,666	24%	(2)
Depletion, depreciation and amortization	42,041	38,155	10%	(3)
	141,007	117,821

Mine operating (loss) earnings	(2,727)	11,401	(124)%	(4)

General and administrative	10,069	9,020	12%
Share-based payments	4,763	4,460	7%
Impairment of non-current assets	31,660	—	100%	(5)
Acquisition costs	4,877	—	100%	(6)
Foreign exchange loss (gain)	2,581	(1,075)	340%
Operating (loss) earnings	(56,677)	(1,004)	5,545%
Investment and other (loss) income	(421)	(924)	(54)%
Finance costs	(6,258)	(2,186)	186%	(7)
(Loss) before income taxes	(63,356)	(4,114)	1,440%
Current income tax expense	2,374	2,445	(3)%
Deferred income tax (recovery)	(20,105)	(10,691)	88%
Income tax (recovery)	(17,731)	(8,246)	115%	(8)
Net (Loss) earnings for the period	($45,625)	$4,132	(1,204)%	(9)

Earnings (Loss) per share (basic and diluted)	($0.26)	$0.03	(1,150)%	(9)

Cash and cash equivalents	$109,228	$118,141
Total assets	$1,131,446	$781,441
Non-current liabilities	$319,558	$144,581

1.	Revenues in the six months ended June 30, 2018 increased 7% compared to the previous year due to the following significant contributors:

•	Silver equivalent ounces sold increased by 14% compared to the previous year, primarily attributed to the addition of 52 days of production from San Dimas; and

•
Smelting and refining costs decreased from $7.0 million ($1.43 per ounce) to $4.7 million ($0.97 per ounce) as a result of savings attributed to the new smelting and refining agreements negotiated over in 2017, as well as lower per unit costs from doré production at San Dimas.

Partially offset by:

•	a 4% decrease in average realized silver price of $16.75 per ounce compared to $17.37 per ounce in the same period of the prior year;

•
finished goods inventory acquired from Primero, consisting of 452,198 ounces of silver, were sold by First Majestic under the old WPM stream agreement at $4.32 per ounce. Had these inventories been sold at spot market prices, the Company would have realized an additional $5.6 million in revenue.

2.	Cost of sales in the year increased $19.3 million or 24% compared to 2017 as a result of the following factors:

•	the addition of the San Dimas mine on May 10, 2018, which contributed $13.1 million to cost of sales during its 52 days of operations under First Majestic;

First Majestic Silver Corp. 2018 Second Quarter Report	Page 29

•	a $3.4 million increase in inventory changes, primarily due to $3.9 million of finished goods inventory acquired from Primero which were subsequently sold during the quarter; and

•	increase in energy costs compared to the second quarter of 2017, primarily due to an approximately 30% rate hike by Mexico's Federal Electricity Commission during the second quarter.

3.
Depletion, depreciation and amortization in the year increased $3.9 million or 10% compared to the same quarter of the previous year primarily as a result of the addition of the San Dimas mine, which incurred $4.2 million of depletion, depreciation and amortization during the quarter.

4.
Mine operating earnings during the six months ended June 30, 2018 decreased $14.1 million from 2017. In the first 52 days under management by First Majestic, Primero generated mine operating earnings of $5.1 million. However, this was offset by $7.2 million decrease in mine operating earnings at La Encantada, $5.5 million decrease in Del Toro and $4.5 million decrease in La Parrilla, respectively.

5.
As a result of management's decision to place the La Guitarra Silver Mine on care and maintenance effective August 3, 2018, the Company assessed the recoverable value of the mine and concluded that its carrying value had an estimated recoverable value below its carrying value. Consequently, the Company recognized an impairment loss of $31.7 million during the quarter.

6.	Acquisition costs in the year were $4.9 million relates to due diligence costs and closing fees incurred in connection with the acquisition of Primero Mining Corp. which closed on May 10, 2018.

7.
Finance costs increased $4.1 million during the six months ended June 30, 2018 compared to the previous year, primarily due to $1.2 million in interest expense and $2.2 million in accretion expense related to the $156.5 million convertible debentures that the Company issued in the first quarter of 2018, as well as $0.5 million in accelerated accretion costs as a result of early termination of previous debt facilities.

8.
During the six months ended June 30, 2018, the Company recorded a current income tax expense of $2.4 million and a deferred income tax recovery of $20.1 million for a net income tax recovery of $17.7 million, compared to an income tax recovery of $8.2 million in the same period of 2017. The increase in income tax recovery was attributed to deferred income tax effect of $11.2 million on the $31.7 million impairment charge on non-current assets.

9.	As a result of the foregoing, net loss for the six months ended June 30, 2018 was $45.6 million (loss per share of $0.26), compared to earnings of $4.1 million (EPS of $0.03) in the prior year.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 30

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2018		2017				2016
Selected Financial Information	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$79,687	$58,593	$61,165	$61,901	$60,116	$69,106	$66,170	$79,326
Cost of sales	$59,285	$39,681	$39,309	$40,290	$40,004	$39,662	$37,346	$38,421
Depletion, depreciation and amortization	$22,706	$19,335	$20,454	$18,436	$18,707	$19,448	$18,881	$20,955
Mine operating (loss) earnings	($2,304)	($423)	$1,402	$3,175	$1,405	$9,996	$9,943	$19,950
Net (loss) earnings after tax	($40,033)	($5,592)	($56,084)	($1,320)	$1,412	$2,720	$1,814	$8,115
(Loss) earnings per share-basic	($0.22)	($0.03)	($0.34)	($0.01)	$0.01	$0.02	$0.01	$0.05
(Loss) earnings per share-diluted	($0.22)	($0.03)	($0.34)	($0.01)	$0.01	$0.02	$0.01	$0.05

During the second quarter of 2018, mine operating net loss was $2.3 million compared to a net loss of $0.4 million in the previous quarter. In the first 52 days under management by First Majestic, Primero generated mine operating earnings of $5.1 million. However, this was offset by $3.1 million decrease in mine operating earnings at Santa Elena, $1.9 million decrease in La Encantada and $0.7 million decrease in Del Toro, respectively, primarily due to lower head grades. Net loss after tax decreased $34.4 million compared to the previous quarter primarily due to primarily due to: $31.7 million, or $20.5 million net of tax, impairment of non-current assets due to management's decision to place the La Guitarra Silver Mine on care and maintenance effective August 3, 2018; $4.9 million in acquisition costs for Primero; and $1.9 million decrease in mine operating earnings.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2018, the Company had cash and cash equivalents of $109.2 million, a decrease of $8.9 million compared to $118.1 million at December 31, 2017. The Company's cash and cash equivalents primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

In connection with the Primero acquisition, First Majestic repaid all outstanding amounts of Primero’s $75.8 million convertible debentures as well as $30.2 million in Primero's revolving credit facilities.

To fund these debt repayments and related costs for the acquisition, in February 2018, the Company issued $156.5 million of five year convertible debentures with a semi-annual interest of 1.875% per annum. The Notes are convertible into common shares of the Company at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments.

During the quarter, the Company also restructured its debt by entering into a three year $75.0 million Senior Secured Credit Facility.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 31

The following table summarizes the Company's cash flow activity during the periods:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Cash flow
Cash generated by operating activities	6,831	17,499	16,702	35,519
Cash used in investing activities	(28,576)	(17,482)	(52,310)	(34,585)
Cash used in financing activities	(117,726)	(1,805)	28,215	(5,264)
Decrease in cash and cash equivalents	(139,471)	(1,788)	(7,393)	(4,330)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(540)	1,082	(1,520)	2,180
Cash and cash equivalents, beginning of the period	249,239	127,605	118,141	129,049
Cash and cash equivalents, end of period	$109,228	$126,899	$109,228	$126,899

The Company’s cash flows from operating, investing and financing activities during the six months ended June 30, 2018 are summarized as follows:

•
Cash provided from operating activities of $16.7 million, a decrease of $18.8 million compared to the same period of the prior year primarily due to a $49.8 million decrease in net earnings, partially offset by non-cash impairment charge of $31.7 million;

•	Cash used in investing activities of $52.3 million, primarily related to:

•	$34.3 million spent on mine development and exploration activities;

•	$14.9 million spent on purchase of property, plant and equipment; and

•	$2.2 million spent on deposit on non-current assets;

•	$1.0 million spent on the the Primero acquisition.

•	Cash provided from financing activities of $28.2 million, primarily consists of the following:
•$151.1 million of net proceeds from the issuance of the convertible debentures; and
•$34.0 million of net proceeds from the revolving credit facility;
net of:
•$106.1 million repayment on Primero debt facilities;
•$32.1 million on repayment of Scotia debt facilities;
•$16.0 million repayment of revolving credit facility;
•$2.0 million on repayment of lease obligations; and
•$1.3 million on repurchase and cancellation of shares.

Working capital as at June 30, 2018 was $141.4 million compared to $116.3 million at December 31, 2017. Total available liquidity at June 30, 2018 was $196.4 million (see page 44), including $55.0 million of undrawn revolving credit facility.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 32

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at June 30, 2018 and December 31, 2017, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at June 30, 2018, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$55,221	$55,221	$—	$—	$—
Debt facilities	194,692	4,533	28,768	161,391	—
Equipment financing obligations	8,190	3,555	4,388	247	—
Other liabilities	4,729	—	—	—	4,729
Purchase obligations and commitments	11,346	10,579	767	—	—
	$274,178	$73,888	$33,923	$161,638	$4,729

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, VAT and other receivables (Note 12).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through two international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 33

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2018
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$36,886	$273	$—	$5,239	($1,613)	$—	$40,785	$4,079
Mexican peso	6,630	646	49,737	—	(24,332)	11,000	43,681	4,368
	$43,516	$919	$49,737	$5,239	($25,945)	$11,000	$84,466	$8,447

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				June 30, 2018
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$299	$44	$409	$49	$801
Metals in doré and concentrates inventory	82	171	23	5	281
	$381	$215	$432	$54	$1,082

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver

First Majestic Silver Corp. 2018 Second Quarter Report	Page 34

recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at June 30, 2018, the Company has not accrued any of the remaining $64.9 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required Primero Empresa Minera, S.A. de C.V. ("PEM") to sell 100% of the silver produced from the San Dimas to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 35

To obtain assurances that the Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received the Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from SAT. The Company intends to continue Primero's effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess Primero in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In June 2017 and October 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued observations letters for the 2010 and 2011 tax years, respectively. Observations letters are issued to a taxpayer in advance of a reassessment being issued and provide an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In the observations letters issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 and 2011 taxation years, would make PEM liable for an additional $8.5 million and $23.4 million, respectively, of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements. Based on the Company’s assessments, the Company believes Primero’s filings were appropriate and continues to believe its tax filing position based upon the APA is correct. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $19.9 million as non-current as at June 30, 2018.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial position and results of operations.

Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in the fall of 2018. The Company continues to vigorously defend this class action lawsuit on behalf of Primero and no liability has been recognized in the financial statements.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 36

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the six months ended June 30, 2018, the Company repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the year ended December 31, 2017.

Delisting from the Mexican Stock Exchange

In the first quarter of 2018, the Company filed before the Mexican National Banking and Securities Commission for delisting from the Mexican Stock Exchange ("Bolsa") due to low trading volumes and high costs associated with regulatory compliance. On February 21, 2018, the Company received authorization and has officially delisted. In connection with the delisting, during the six months ended June 30, 2018, the Company has repurchased and cancelled 4,985 of the Company's shares on Bolsa. The Company is required to offer to repurchase Bolsa shares until August 2018 through a trustee.

Off-Balance Sheet Arrangements

At June 30, 2018, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no transactions with related parties outside of the ordinary course of business during the six months ended June 30, 2018.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 193,566,498 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. With the exception of the adoption of IFRS 15 - "Revenue from Contracts with Customers" and IFRS 9 - "Financial Instruments", Fair Value Estimates in the Acquisition of Primero and judgments in Consideration for the Acquisition of Primero Mining Corp. as outlined in Note 3 of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2018, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2017.

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2018

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying

First Majestic Silver Corp. 2018 Second Quarter Report	Page 37

asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

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The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Mining cost	$6,882	$4,618	$1,381	$2,498	$1,740	$2,099	$1,134	$20,353
Milling cost	2,791	5,751	4,142	2,114	1,459	1,904	698	18,859
Indirect cost	3,097	2,395	1,871	1,459	1,362	1,413	1,156	12,753
Total production cost (A)	$12,771	$12,764	$7,391	$6,071	$4,560	$5,416	$2,989	$51,962
Add: transportation and other selling cost	93	125	46	207	126	112	143	900
Add: smelting and refining cost	147	124	70	909	490	84	225	2,049
Add: environmental duty and royalties cost	99	116	13	31	15	45	21	340
Total cash cost before by-product credits (B)	$13,110	$13,129	$7,520	$7,218	$5,191	$5,657	$3,378	$55,251
Deduct: By-product credits attributed to
Gold by-product credits	(12,912)	(12,387)	(48)	(229)	(7)	(1,597)	(1,682)	(28,862)
Lead by-product credits	—	—	—	(1,771)	(2,325)	—	—	(4,096)
Zinc by-product credits	—	—	—	(1,691)	—	—	—	(1,691)
Total by-product credits	($12,912)	($12,387)	($48)	($3,691)	($2,332)	($1,597)	($1,682)	($34,649)
Total cash cost (C)	$198	$742	$7,472	$3,527	$2,859	$4,060	$1,696	$20,602
Workers’ participation	91	171	86	62	80	132	(5)	711
General and administrative expenses	—	—	—	—	—	—	—	5,031
Share-based payments	—	—	—	—	—	—	—	2,247
Accretion of decommissioning liabilities	45	55	66	60	51	50	31	358
Sustaining capital expenditures	4,038	2,559	2,366	1,898	2,103	995	661	15,663
All-In Sustaining Costs (D)	$4,372	$3,527	$9,990	$5,547	$5,092.6	$5,237	$2,383	$44,612
Payable silver ounces produced (E)	808,114	534,480	324,300	338,465	158,734	419,395	131,532	2,715,020
Tonnes milled (F)	85,765	228,054	237,862	123,642	65,879	74,431	35,715	851,349

Total cash cost per ounce, before by-product credits (B/E)	$16.22	$24.56	$23.19	$21.33	$32.70	$13.49	$25.68	$20.35
Total cash cost per ounce (C/E)	$0.24	$1.38	$23.05	$10.42	$18.01	$9.68	$12.89	$7.59
All-in sustaining cost per ounce (D/E)	$5.41	$6.59	$30.81	$16.39	$32.08	$12.49	$18.11	$16.43
Production cost per tonne (A/F)	$148.91	$55.97	$31.09	$49.10	$69.23	$72.77	$83.68	$61.04

First Majestic Silver Corp. 2018 Second Quarter Report	Page 39

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Mining cost	$4,701	$1,489	$2,490	$1,595	$1,499	$1,078	$12,851
Milling cost	5,936	4,303	2,135	1,358	1,632	701	16,064
Indirect cost	1,529	1,649	1,452	1,128	1,132	972	7,862
Total production cost (A)	$12,655	$4,981	$5,919	$4,678	$4,653	$2,762	$35,647
Add: transportation and other selling cost	121	23	151	233	92	126	795
Add: smelting and refining cost	137	81	963	1,742	89	207	3,220
Add: environmental duty and royalties cost	110	13	37	27	45	16	249
Total cash cost before by-product credits (B)	$13,023	$5,098	$7,069	$6,680	$4,879	$3,111	$39,911
Deduct: By-product credits attributed to
Gold by-product credits	(12,331)	(23)	(228)	—	(2,567)	(1,449)	(16,600)
Lead by-product credits	—	—	(1,502)	(5,297)	—	—	(6,799)
Zinc by-product credits	—	—	(819)	—	—	—	(819)
Total by-product credits	($12,331)	($23)	($2,549)	($5,297)	($2,567)	($1,449)	($24,218)
Total cash cost (C)	$692	$5,075	$4,520	$1,383	$2,312	$1,662	$15,693
Workers’ participation	216	220	274	87	202	27	1,026
General and administrative expenses	—	—	—	—	—	—	4,228
Share-based payments	—	—	—	—	—	—	2,169
Accretion of decommissioning liabilities	44	59	43	40	30	21	237
Sustaining capital expenditures	1,843	1,347	2,100	1,238	662	853	8,415
All-In Sustaining Costs (D)	$2,795	$6,701	$6,937	$2,748	$3,206	$2,563	$31,768
Payable silver ounces produced (E)	557,077	373,402	405,221	346,536	425,219	131,428	2,238,882
Tonnes milled (F)	232,451	148,039	132,880	81,843	67,073	29,547	691,833

Total cash cost per ounce, before by-product credits (B/E)	$12.90	$13.61	$14.11	$11.90	$8.50	$17.32	$15.82
Total cash cost per ounce (C/E)	$1.24	$13.59	$11.15	$3.99	$5.43	$12.66	$7.01
All-in sustaining cost per ounce (D/E)	$5.02	$17.95	$17.12	$7.93	$7.53	$19.51	$14.17
Production cost per tonne (A/F)	$54.44	$33.65	$44.54	$57.16	$69.37	$93.49	$51.53

First Majestic Silver Corp. 2018 Second Quarter Report	Page 40

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Mining cost	$6,882	$8,748	$2,664	$4,825	$3,433	$4,090	$1,985	$32,626
Milling cost	2,791	11,464	8,543	4,229	3,078	3,618	1,406	35,130
Indirect cost	3,097	4,691	3,645	3,037	2,685	2,838	2,178	22,173
Total production cost (A)	$12,771	$24,903	$14,848	$12,091	$9,196	$10,546	$5,569	$89,924
Add: transportation and other selling cost	93	261	89	473	279	226	282	1,802
Add: smelting and refining cost	147	245	166	1,952	1,565	185	449	4,709
Add: environmental duty and royalties cost	99	235	27	62	36	93	43	595
Total cash cost before by-product credits (B)	$13,110	$25,644	$15,130	$14,578	$11,076	$11,050	$6,343	$97,030
Deduct: By-product credits attributed to
Gold by-product credits	(12,912)	(27,373)	(79)	(478)	(8)	(3,102)	(3,601)	(47,553)
Lead by-product credits	—	—	—	(3,384)	(5,149)	—	—	(8,533)
Zinc by-product credits	—	—	—	(3,710)	—	—	—	(3,710)
Total by-product credits	($12,912)	($27,373)	($79)	($7,572)	($5,157)	($3,102)	($3,601)	($59,796)
Total cash cost (C)	$198	($1,729)	$15,051	$7,006	$5,919	$7,948	$2,742	$37,234
Workers’ participation	91	215	166	143	156	171	16	1,052
General and administrative expenses	—	—	—	—	—	—	—	9,712
Share-based payments	—	—	—	—	—	—	—	4,763
Accretion of decommissioning liabilities	45	112	136	123	105	103	63	687
Sustaining capital expenditures	4,038	4,838	4,026	3,852	3,528	1,842	1,631	25,145
All-In Sustaining Costs (D)	$4,372	$3,436	$19,379	$11,124	$9,708	$10,064	$4,452	$78,593
Payable silver ounces produced (E)	808,114	1,055,742	772,025	654,210	382,715	902,651	262,796	4,838,253
Tonnes milled (F)	85,765	451,553	514,053	248,756	145,648	149,806	65,544	1,661,124

Total cash cost per ounce, before by-product credits (B/E)	$16.22	$24.29	$19.60	$22.28	$28.94	$12.24	$24.13	$20.06
Total cash cost per ounce (C/E)	$0.24	($1.64)	$19.50	$10.71	$15.47	$8.81	$10.43	$7.70
All-in sustaining cost per ounce (D/E)	$5.41	$3.25	$25.11	$17.00	$25.37	$11.15	$16.94	$16.25
Production cost per tonne (A/F)	$148.91	$55.15	$28.89	$48.61	$63.14	$70.40	$84.96	$54.14

First Majestic Silver Corp. 2018 Second Quarter Report	Page 41

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Mining cost	$9,051	$2,427	$4,853	$3,379	$3,207	$2,132	$25,050
Milling cost	12,465	7,025	4,113	2,881	3,272	1,329	31,083
Indirect cost	3,305	2,970	3,029	2,499	2,437	2,052	16,292
Total production cost (A)	$24,821	$12,422	$11,995	$8,758	$8,916	$5,513	$72,425
Add: transportation and other selling cost	235	47	289	468	183	288	1,595
Add: smelting and refining cost	295	249	2,164	3,578	171	506	6,973
Add: environmental duty and royalties cost	233	37	81	59	95	45	551
Total cash cost before by-product credits (B)	$25,584	$12,755	$14,529	$12,863	$9,365	$6,352	$81,544
Deduct: By-product credits attributed to
Gold by-product credits	(24,966)	(51)	(435)	—	(4,423)	(3,547)	(33,423)
Lead by-product credits	—	—	(3,298)	(10,627)	—	—	(13,925)
Zinc by-product credits	—	—	(1,742)	—	—	—	(1,742)
Total by-product credits	($24,966)	($51)	($5,475)	($10,627)	($4,423)	($3,547)	($49,090)
Total cash cost (C)	$618	$12,704	$9,054	$2,236	$4,942	$2,805	$32,454
Workers’ participation	216	304	301	422	304	—	1,547
General and administrative expenses	—	—	—	—	—	—	8,523
Share-based payments	—	—	—	—	—	—	4,460
Accretion of decommissioning liabilities	86	115	82	78	57	41	459
Sustaining capital expenditures	3,581	2,082	3,810	2,585	1,452	1,845	15,768
All-In Sustaining Costs (D)	$4,501	$15,205	$13,247	$5,321	$6,755	$4,691	$63,211
Payable silver ounces produced (E)	1,137,630	1,078,050	860,575	669,961	834,891	311,128	4,892,235
Tonnes milled (F)	462,501	414,549	273,472	160,951	136,636	66,061	1,514,170

Total cash cost per ounce, before by-product credits (B/E)	$22.49	$11.83	$16.88	$19.20	$11.22	$20.42	$16.67
Total cash cost per ounce (C/E)	$0.55	$11.78	$10.52	$3.34	$5.92	$9.02	$6.63
All-in sustaining cost per ounce (D/E)	$3.96	$14.10	$15.39	$7.94	$8.09	$15.08	$12.92
Production cost per tonne (A/F)	$53.68	$29.96	$43.87	$54.41	$65.25	$83.45	$47.83

First Majestic Silver Corp. 2018 Second Quarter Report	Page 42

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenues as reported	$79,687	$60,116	$138,280	$129,222
Add back: smelting and refining charges	2,049	3,220	4,709	6,973
Gross revenues	81,736	63,336	142,989	136,195
Less: Sandstorm gold revenues	(979)	(904)	(2,201)	(1,869)
Less: Wheaton silver and gold revenues	(4,196)	—	(4,196)	—
Gross revenues, excluding Sandstorm, Wheaton (A)	$76,561	$62,432	$136,592	$134,326

Payable equivalent silver ounces sold	5,455,405	3,818,897	9,253,817	8,102,841
Less: Payable equivalent silver ounces sold to Sandstorm	(168,588)	(182,721)	(385,592)	(370,075)
Less: Payable equivalent silver ounces sold to Wheaton	(713,869)	—	(713,869)	—
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	4,572,948	3,636,176	8,154,356	7,732,766

Average realized price per ounce of silver sold (A/B)(1)	$16.74	$17.17	$16.75	$17.37
Average market price per ounce of silver per COMEX	$16.65	$17.19	$16.81	$17.32

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net (loss) earnings as reported	($40,033)	$1,412	($45,625)	$4,132
Adjustments for non-cash or unusual items:
Impairment of non-current assets	31,660	—	31,660	—
Deferred income tax recovery	(10,982)	(9,771)	(20,105)	(10,691)
Share-based payments	2,247	2,169	4,763	4,460
Loss from investment in derivatives and marketable securities	101	2,021	2,250	2,160
Write-down of mineral inventory	495	546	408	21
Primero acquisition costs	4,721	—	4,721	—
Adjusted net (loss) earnings	($11,791)	($3,623)	($21,928)	$82
Weighted average number of shares on issue - basic	181,126,340	165,117,436	173,515,346	164,967,617
Adjusted EPS	($0.07)	($0.02)	($0.13)	$0.00

First Majestic Silver Corp. 2018 Second Quarter Report	Page 43

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Operating Cash Flows before Working Capital and Taxes	$14,230	$17,977	$29,871	$44,595
Weighted average number of shares on issue - basic	181,126,340	165,117,436	173,515,346	164,967,617
Cash Flow per Share	$0.08	$0.11	$0.17	$0.27

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	June 30, 2018	December 31, 2017
Current Assets	$205,634	$170,658
Less: Current Liabilities	(64,278)	(54,375)
Working Capital	$141,356	$116,283
Available Undrawn Revolving Credit Facility	55,031	8,782
Available Liquidity	$196,387	$125,065

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 44

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the six months ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management excluded from its assessment the internal controls, policies and procedures of Primero, which the Company acquired control on May 10, 2018. Primero’s total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 32%, 40%, 20% and 7%, respectively, of the condensed interim consolidated financial statement amounts as of June 30, 2018. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates. With the exception of the internal controls of Primero Mining Corp., there has been no change in the Company’s internal control over financial reporting during the six months ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the completion of the acquisition of Primero; the restructuring of the streaming agreement at San Dimas; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; the cancellation of shares purchased on the BMV; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities; the debt financing with Scotiabank. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ

First Majestic Silver Corp. 2018 Second Quarter Report	Page 45

materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2017, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2018 Second Quarter Report	Page 46